Phoenix Life and Annuity Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

February 11, 2014

Re: Your variable universal life insurance policy issued by Phoenix Life and Annuity Company

Dear Valued Customer:

Background. As Phoenix Life and Annuity Company (the “Company” or “we”) previously disclosed to you, we have determined that the Company’s previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009, prepared on the basis of U.S. Generally Accepted Accounting Principles (“GAAP”) (the “Previously Issued Financial Statements”), should no longer be relied upon and should be restated because of certain errors in those financial statements.

The Company’s variable products are no longer offered. This cessation of new sales was instituted prior to and unrelated to the determination to restate the Previously Issued Financial Statements. Existing contract owners at that time, however, have been permitted to exercise rights provided by their contracts, including the right to make additional premium payments into these SEC-registered life insurance contracts.

In May, 2013, contract owners were mailed the audited financial statements for the year ended December 31, 2012 for the separate account(s) in which their contract values were invested, as those financial statements are not affected by the Company’s GAAP restatement process.

Discussions with SEC staff regarding failure to timely file Forms 10-Q and 10-K under the Securities Exchange Act of 1934

The Phoenix Companies, Inc. (“PNX”), the indirect parent of the Company, has been engaged in discussions with the staff of the Securities and Exchange Commission (the “SEC”) regarding PNX’s restatement of prior period GAAP financial statements, its failure to timely file the periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including its third quarter 2012 Form 10-Q and 2012 Form 10-K (the “Delayed 2012 SEC Reports”) and its first, second and third quarter 2013 Forms 10-Q (the “Delayed 2013 SEC Reports”), and its announced inability to file its 2013 Form 10-K and one or more of its 2014 Forms 10-Q on a timely basis, the failure by PHL Variable Insurance Company (“PHLVIC”), an affiliate of the Company, to file its corresponding delayed SEC reports and the restatement of PHLVIC’s prior period GAAP financial statements. The Company does not have any obligation to file periodic and other reports under the Exchange Act.

The staff has indicated to PNX’s legal counsel that it intends to recommend to the Commissioners of the SEC that enforcement actions be taken with regard to PNX’s failure to file, on a timely basis, the Delayed 2012 SEC Reports and the Delayed 2013 SEC Reports, and PHLVIC’s failure to file its corresponding delayed SEC reports. PNX and PHLVIC have preliminarily agreed to an outline of the terms of a proposed settlement, which is subject to Commission approval, pursuant to which PNX and PHLVIC would agree to the issuance of an Administrative Cease and Desist Order finding violations of provisions of the Exchange Act that require PNX and PHLVIC to file periodic reports to the SEC on an established timetable, and imposing certain civil monetary penalties. In connection with the proposed settlement, PNX would undertake to meet certain filing deadlines with respect to

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the Delayed 2012 SEC Reports and Delayed 2013 SEC Reports and PHLVIC would undertake similar obligations with respect to its corresponding delayed SEC reports. There can be no certainty that the Commissioners will approve the recommendation of the staff. The staff has indicated to PNX that the matter remains subject to further investigation and potential further regulatory action.

The SEC has a broad range of potential actions that may be taken against PNX and PHLVIC for late filings in addition to the ones noted above, including suspension of trading of PNX’s securities or deregistration of PNX and PHLVIC under the Exchange Act.

Restatement Update and Reliance on Statutory Financial Results

As a result of the GAAP financial statement restatement, certain errors have been found in our financial statements prepared in accordance with Statements of Statutory Accounting Principles (“STAT”) filed with the applicable state insurance regulators. The errors were corrected in subsequent filings with the applicable state insurance regulators. These errors, along with additional errors that may be identified, may materially and adversely impact the 2012 and 2013 unaudited STAT financial statements that have been previously made publicly available by the Company. As a result, the 2012 audited annual STAT financial statements, when completed, may vary from the 2012 unaudited annual STAT results and may result in a decrease in risk based capital. The Company does not believe that the state insurance regulators will deem it necessary to adjust its historical unaudited STAT financial statement filings with the applicable state insurance regulators.

As previously disclosed, we expect that the Company’s full year 2012 and first, second and third quarter 2013 unaudited STAT results filed with its domiciliary state insurance regulator can continue to be relied upon, but that situation can change. The Company has not identified any material prior period adjustments that will be reflected in the 2013 statutory financial statements as a result of the GAAP restatement.

Currently, the Company expects to file its year-end 2013 unaudited statutory financial statements with insurance regulators by the February 28, 2014 filing deadline.

PNX has reported in a Current Report on Form 8-K dated January 17, 2014, that it has preliminarily classified the identified errors that are to be corrected by its restatement into nine major categories. In addition to those categories, there are certain items which primarily relate to the recording of previously identified out-of-period errors that were previously determined not to be material individually or in the aggregate. PNX also disclosed in that Current Report that it is in the process of assessing its disclosure controls and procedures and internal control over financial reporting and expects to report multiple internal weaknesses in its 2012 Form 10-K. The material weaknesses are principally attributable to, and include, the following: (i) insufficient complement of personnel with a level of accounting knowledge resulting in incorrect application of certain elements of GAAP commensurate with PNX’s financial reporting requirement; and (ii) monitoring and review activities that did not operate with a level of precision to prevent or detect material errors in the financial statements. PNX then identified those material weaknesses it expects to report in internal control over financial reporting as of December 31, 2012.

The Company is in the process of identifying, qualifying and assessing errors to be corrected in the restatement of its previously issued GAAP financial statements and is in the process of assessing its disclosure controls and procedures and control over financial reporting. The material errors to be corrected by the GAAP restatement of the Company’s financial statements and weaknesses in control over financial reporting expected to be reported may not be the same as those reported by PNX, as they may not be applicable to the Company or material to the Company and there may be material errors corrected and material weaknesses reported that are different than those reported by PNX.

The ongoing restatement process could result in various regulatory bodies conducting examinations or investigations and/or making other inquiries concerning our compliance with applicable laws and regulations, which may increase our compliance costs and the potential for regulatory investigations or proceedings or other claims. Any existing or future litigation, investigations, proceedings or claims that we are or could become

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involved in, or become the subject of, could have a material adverse effect on our financial condition, liquidity or financial statements.

You may continue to make transactions according to the terms of your policy. Of course, as an insurance company issuing regulated investment products, our ability to continue to accept additional premiums and to process certain other investment transaction requests associated with your policy is subject to the authority of and any actions taken by our regulators, as well as the continuation of our agreements with third party vendors who provide vendor generated products essential to your policy.

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This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements of the Company with respect to the anticipated future performance of the Company and its products. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes and potential penalties that may result from failure to file statutory financial statements with state insurance regulators. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to provide updated information about the restatement in the anticipated timeframe, complete our financial statement restatement and resume providing financial information in a timely manner is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the complexity of, and periods covered by, the restatement. The inclusion of forward-looking statements should not be regarded as a representation by the Company, or any other person, that any future performance will be achieved by the Company. You are cautioned not to place undue reliance on such forward-looking statements. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in this document and our product registration statements as amended and supplemented from time to time. You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this document, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this document, such statements or disclosures will be deemed to modify or supersede such statements in this document.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

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